EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-10666, 333-13058, and 333-13768 on Form S-8 and to the use of our reports dated March 6, 2014 relating to the consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries and the effectiveness of The Descartes Systems Group Inc. and its subsidiaries’ internal control over financial reporting incorporated by reference in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

April 10, 2014